EX-99.A5(b)(7)

AM-JVAL.1
Ed. 12/01


[TIAA CREF LOGO] TIAA-CREF Life Insurance Company
                 730 Third Avenue
                 New York, NY 10017-3206
                 212 490-9000  1 800 223-1200



                                  LAST SURVIVOR
                         AVIATION LIMITATION ENDORSEMENT

The policy to which this endorsement is attached is amended to add the following provisions:

AVIATION LIMITATION UPON THE DEATH OF THE FIRST INSURED TO DIE

We will discontinue your policy on the life of the surviving insured if the death of the first insured to die results from operating, riding in, or descending from any civilian, military, or other aircraft if that insured:

o  had any duties aboard the aircraft, whether or not pertaining to the flight;
   or

o  was aboard to receive or give any training or instruction.

However, we will not discontinue your policy on the life of the surviving insured if the first insured to die was riding as a passenger in an aircraft being used:

o  commercially to transport passengers; or

o  by a private business or government to transport its personnel or guests.

In the event that we discontinue your policy on the life of the surviving insured, you may obtain, without evidence of insurability, a new single life flexible premium variable universal life insurance policy on the life of that insured. The new policy will be based on the surviving insured's gender, age, and most recent underwriting class of this policy. The face amount of the new policy will be an amount equal to the current face amount of this policy. The death benefit option of the new policy will be the same as this policy's.

An Aviation Limitation Endorsement will be included with the new policy. Any additional benefit riders may be included with the new policy with our consent and with evidence of insurability satisfactory to us.

The suicide and contestable periods of the new policy will be reduced by the elapsed portion of these periods under this policy.

Any assignment of this policy will remain in effect under the new policy.

AVIATION LIMITATION UPON THE DEATH OF THE SECOND INSURED TO DIE

We will pay a limited death benefit, as defined below in this endorsement, to the beneficiary if the death of the second insured to die results from operating, riding in, or descending from any civilian, military, or other aircraft if that insured:

o  had any duties aboard the aircraft, whether or not pertaining to the flight;
   or

o  was aboard to receive or give any training or instruction.

This limited death benefit does not apply if the second insured to die was riding as a passenger in an aircraft being used:

o  commercially to transport passengers; or

o  by a private business or government to transport its personnel or guests.

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AM-JVAL.1
Ed. 12/01

LIMITED DEATH BENEFIT

The limited death benefit payable as a result of the death of the second insured to die will equal the greater of (1) and (2), where:

(1) is the amount of premiums paid with compound interest at 3% per year, less any outstanding loan amount and less any withdrawals and accrued interest compounded at 3% per year on such withdrawals; and

(2)  is the cash surrender value as of the date of death.

In no event will the limited death benefit ever exceed the death benefit otherwise payable under your policy.

The above limitation is in addition to any other limitation or exclusion under your policy.

TIAA-CREF LIFE INSURANCE COMPANY
ADMINISTRATIVE OFFICE
730 THIRD AVENUE
NEW YORK, NY (10017-3206)
(1-800-223-1200)

        /s/ Mark L. Serlen                     /s/ Bertram L. Scott
        ------------------                     --------------------
            Secretary                              President

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AM-JVAL.1
Ed. 12/01